Exhibit 99-2

The following information is from Energy East's Proxy Statement, which will be filed with the Commission on or before April 30, 2001.

SECURITY OWNERSHIP OF MANAGEMENT

     The following table indicates the number of Energy East shares and Energy East common stock equivalent units beneficially owned as of March 1, 2001, by each director and nominee, each of the executive officers named in the Summary Compensation Table included elsewhere herein, and by the 17 current directors and executive officers as a group and the percent of the outstanding securities so owned.
Name	Common Stock Beneficially Owned(1)	Common Stock Equivalent Units(2)	Total Common Stock and Common Stock Equivalent Units	Percent of Class
Richard Aurelio	2,000	5,173	7,173	(3)
James A. Carrigg	32,530	20,642	53,172	(3)
Alison P. Casarett	1,179	25,967	27,146	(3)
Joseph J. Castiglia	10,000	8,436	18,436	(3)
Lois B. DeFleur	600	8,436	9,036	(3)
Michael I. German	60,303	20,697	381,000	(3)
Paul L. Gioia	5,769	10,323	16,092	(3)
David M. Jagger	3,000	814	3,814	(3)
Kenneth M. Jasinski	304,399	15,747	320,146	(3)
John M. Keeler	2,822	16,869	19,691	(3)
Robert D. Kump	134,864	3,958	138,822	(3)
Ben E. Lynch	2,438	16,425	18,863	(3)
Peter J. Moynihan	4,000	814	4,814	(3)
Walter G. Rich	2,000	5,173	7,173	(3)
Robert E. Rude	131,794	3,907	135,701	(3)
Michael W. Tomasso	843	4,774	5,617	(3)
Wesley W. von Schack	733,071	37,900	770,971	(3)
17 current directors and executive officers as a group	1,731,612	206,055	1,937,667	(3)

___________

(1)      Includes Energy East shares, which may be acquired through the exercise of stock options, which are exercisable currently. The persons who have such options and the number of shares which may be acquired are as follows: Mr. German, 334,250; Mr. Jasinski, 299,999; Mr. Kump, 130,000; Mr. Rude, 125,000; Mr. von Schack, 699,999; and all executive officers as a group, 1,589,248.
(2)      Includes Energy East common stock equivalent units granted under the Long-Term Executive Incentive Share Plan and the Director Share Plan for non-employee directors for which the director, nominee or executive officer does not have voting rights.
(3)      Less than 2% of the outstanding Energy East shares.

EXECUTIVE COMPENSATION

     Compensation for services to Energy East and its subsidiaries for each of the last three fiscal years of the chief executive officer and the next four highest compensated executive officers of Energy East who served in such capacities on December 31, 2000, is shown by the following:

Summary Compensation Table
		Annual Compensation	Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Awards Options/ SARs (#)	Payouts Long-Term Incentive Plan	All Other Compensation(1)
Wesley W. von Schack Chairman, President and Chief Executive Officer	2000 1999 1998	$700,000 661,218 575,000	$1,489,487 1,764,400 283,475	200,000 200,000 200,000	$762,866 617,616 0	$50,695 55,819 47,006
Kenneth M. Jasinski Executive Vice President, General Counsel and Secretary	2000 1999 1998(2)	425,000 409,487 252,885	664,409 371,875 111,750	100,000 100,000 100,000	0 0 0	0 0 0
Michael I. German Senior Vice President	2000 1999 1998	425,000 409,487 323,878	310,567 256,222 120,750	100,000 100,000 110,918	227,251 245,786 0	6,800 6,150 5,000
Robert D. Kump Vice President and Treasurer	2000 1999 1998	178,958 151,939 132,223	128,710 78,375 31,500	60,000 40,000 30,000	0 0 0	2,835 2,460 2,177
Robert E. Rude Vice President and Controller	2000 1999 1998	178,333 149,551 127,580	128,710 76,000 42,000	60,000 40,000 30,000	0 0 0	2,580 2,280 1,905

___________

(1)      In 2000, Energy East contributed for Messrs. von Schack, German, Kump, and Rude, $2,550, $2,550, $2,475, and $2,400, respectively, under the Tax Deferred Savings Plan. Energy East contributed for Messrs.  German, Kump and Rude, $4,250, $360 and $180, respectively, under the Employees' Stock Purchase Plan. For Mr. von Schack, $3,737 represents the dollar value of the term portion, and $48,145 represents the benefit, projected on an actuarial basis, of the whole-life portion of a premium paid for a life insurance policy.
(2)      Compensation data for Mr. Jasinski is provided only for a portion of 1998 because his employment commenced April 29, 1998.

Long-Term Incentive Plan Awards(1) in Last Fiscal Year (2000)

			Estimated Future Payout Under Non-Stock Price-Based Plans
Name	Number of Performance Shares	Performance or Other Period Until Maturation or Payout	Threshold Shares (#)	Target Shares (#)	Maximum Shares (#)
Wesley W. von Schack	13,957	2000-2002	3,489	13,957	20,936
Kenneth M. Jasinski	6,356	2000-2002	1,589	6,356	9,354
Michael I. German	8,474	2000-2002	2,119	8,474	12,711
Robert D. Kump	1,645	2000-2002	411	1,645	2,468
Robert E. Rude	1,595	2000-2002	399	1,595	2,393

___________

(1)      Pursuant to the Long-Term Executive Incentive Share Plan, participants, including executive officers of Energy East, were granted a certain number of performance shares in 2000 depending upon their position. Performance shares granted earn dividend equivalents in the form of additional performance shares. Payments representing the cash value of a certain percentage of the performance shares are made at the end of each three-year performance cycle and are based on Energy East's ranking with respect to its three-year average total shareholder return as compared to the top 100 utilities by revenue. A new performance cycle begins on January 1 of each year. Achievement of a ranking of 65th will result in the payment of the cash value of 25% (threshold amount) of the performance shares. Achievement of a ranking of 50th will result in the payment of the cash value of 100% (target amount) of the performance shares. Achievement of a ranking of 20th will result in the payment of the cash value of 150% (maximum amount) of the performance shares. There will be no payments, however, if Energy East's ranking is below 65th. The value of the performance shares will be measured by reference to the average of the daily closing prices of an Energy East share for the last five trading days of the performance cycle.

Option/SAR Grants in Last Fiscal Year (2000)

	Individual Grants
Name	Number of Securities Underlying Options/ SARs Granted #(1)	Percentage of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value(2)
Wesley W. von Schack	200,000	18.68%	$23.0625	2/11/10	$1,074,000
Kenneth M. Jasinski	100,000	9.34%	23.0625	2/11/10	537,000
Michael I. German	100,000	9.34%	23.0625	2/11/10	537,000
Robert D. Kump	60,000	5.60%	23.0625	2/11/10	322,200
Robert E. Rude	60,000	5.60%	23.0625	2/11/10	322,200

___________

(1)      Pursuant to the 1997 Stock Option Plan, participants were granted options to purchase a specified number of Energy East shares at specified exercise prices. These options were granted in tandem with stock appreciation rights and are for a term of ten years from the date of grant. The exercise price of an option or tandem stock appreciation right may not be less than 100% of the closing price of an Energy East share determined on the last trading date before such option and tandem stock appreciation right are granted. The exercise of an option or a tandem stock appreciation right will result in a corresponding cancellation of the related stock appreciation right or option to the extent of the number of Energy East shares as to which the option or the stock appreciation right was exercised. Replacement options are granted to participants at the time of an exercise of an option to the extent that all or any portion of the option exercise price or taxes incurred in connection with the exercise of the option are paid for by using other Energy East shares or by the withholding of Energy East's shares. The replacement option is granted for the number of shares the participant tenders to pay the exercise price or taxes incurred. Replacement options will first be exercisable no earlier than six months from the date of their grant and will have an expiration date equal to the expiration date of the original option. The options are transferable to family members and certain entities under certain circumstances. The options and tandem stock appreciation rights were granted on February 11, 2000, and are exercisable in three installments regarding the original number of options granted as follows: (a) in aggregate as to no more than 33 1/3% on their grant date, February 11, 2000; (b) in aggregate as to no more than 66 2/3% on January 1, 2001; and (c) on January 1, 2002 as to 100% of all options which have not been previously exercised.
(2)      There is no assurance the value realized will be at or near the value estimated by the Black-Scholes option-pricing model. The current value is zero. The actual value, if any, will depend on the excess of the stock price over the exercise price on the date the option is exercised. In determining the "Grant Date Present Value," the following common assumptions were used: stock price volatility, 25.33%; risk-free interest rate, 6.81%; and an expected term before exercise of 10 years. Should Energy East's shares double in value over the ten-year option term (from $23.0625 per share to $46.1250 per share), shareholder value would increase an estimated $2,713,450,679, while the value of grants to individuals listed in the Option/SAR Grants table would increase an estimated $11,992,500 or 0.44% of the total gain realized by all shareholders.

Aggregated Option/SAR Exercises in Last Fiscal Year (2000)
and Fiscal Year-End Option/SAR Values
			Number of Shares Underlying Unexercised Options/SARs at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End(2)
Name	Shares Acquired on Exercise (#)	Value Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable
Wesley W. von Schack	0	$0	433,332	266,668	$1,114,583	$116,667
Kenneth M. Jasinski	0	0	166,665	133,335	0	0
Michael I. German	0	0	207,583	133,335	381,041	58,335
Robert D. Kump	0	0	66,666	63,334	35,000	17,500
Robert E. Rude	0	0	61,666	63,334	26,250	17,500

___________

(1)      The "Value Realized" is equal to the difference between the option exercise price and the closing price of an Energy East share on the New York Stock Exchange on the date of exercise.

(2)      The "Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End" is equal to the difference between the option exercise price and the closing price of $19.6875 per Energy East share on the New York Stock Exchange on December 31, 2000.

Pension Plan Table

     The following table sets forth the maximum retirement benefits payable to executive officers who retire at age 60 or later, in specified compensation and years of service classifications, pursuant to the Retirement Benefit Plan and the Supplemental Executive Retirement Plan as they presently exist, and assuming no optional payment form is elected. The amounts listed below reflect the deduction for Social Security benefits. There are no other offset amounts.

	Years of Service
Average Annual Salary*	10	15	20	25	30	35	40**
$850,000	383,200	427,800	472,400	517,100	561,700	606,300	650,900
800,000	359,600	401,600	443,600	485,600	527,600	569,600	611,600
750,000	335,900	375,300	414,700	454,100	493,400	532,800	572,200
700,000	312,300	349,100	385,800	422,600	459,300	496,100	532,800
650,000	288,700	322,800	356,900	391,100	425,200	459,300	493,400
600,000	265,100	296,600	328,100	359,600	391,100	422,600	454,100
550,000	241,400	270,300	299,200	328,100	356,900	385,800	414,700
500,000	217,800	244,100	270,300	296,600	322,800	349,100	375,300
450,000	194,200	217,800	241,400	265,100	288,700	312,300	335,900
400,000	170,600	191,600	212,600	233,600	254,600	275,600	296,600
350,000	146,900	165,300	183,700	202,100	220,400	238,800	257,200
300,000	123,300	139,100	154,800	170,600	186,300	202,100	217,800
250,000	99,700	112,800	125,900	139,100	152,200	165,300	178,400
200,000	76,100	86,600	97,100	107,600	118,100	128,600	139,100
150,000	52,400	60,300	68,200	76,100	83,900	91,800	99,700

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 * Average of the salaries (not including amounts listed under "Bonus," "Long-Term Compensation Awards, Options/SARs," "Long-Term Compensation Payouts, Long-Term Incentive Plan," and "All Other Compensation" in the Summary Compensation Table) for the five highest paid consecutive years during the last ten years of employment service. The average of the highest three years of salary within the last ten years of employment for the Supplemental Executive Retirement Plan was assumed to be 5% higher than each salary shown.

** Maximum years of employment service for Retirement Benefit Plan and Supplemental Executive Retirement Plan purposes.

     The Retirement Benefit Plan provides retirement benefits for hourly and salaried employees, including executive officers of Energy East and certain subsidiaries, based on length of service and the average for the five highest paid consecutive years during the last ten years of employment service. The Retirement Benefit Plan is non-contributory and is funded under a trust arrangement and an insurance contract. Amounts paid into the Retirement Benefit Plan are computed on an actuarial basis. The Retirement Benefit Plan provides for normal or early retirement benefits.

     The Supplemental Executive Retirement Plan provides that all salaried employees, including executive officers of Energy East and certain subsidiaries, shall receive the full benefits of the Retirement Benefit Plan without regard to any limitations imposed by the federal tax law and by including certain amounts deferred under the Deferred Compensation Plan for Salaried Employees. In addition, it provides that officers and certain other key employees of Energy East and certain subsidiaries, who have at least ten years of service, who have served in key capacities for at least five years and who retire at age 60 or later, shall receive a total retirement benefit (including benefits under the Retirement Benefit Plan and Social Security), based on years of service, of up to 75% of the average of their highest three years of salary within the last ten years of employment.

     Messrs. von Schack, Jasinski and German each have an agreement with Energy East which provides that, for purposes of the Retirement Benefit Plan and the Supplemental Executive Retirement Plan, they each will be credited with three years of service for each year actually worked, so long as they each are employed by Energy East or NYSEG for at least five years. If, however, they retire from Energy East after their sixtieth birthday, they will be credited with the maximum years of employment service for Retirement Benefit Plan and Supplemental Executive Retirement Plan purposes. Mr. von Schack was employed commencing September 9, 1996, Mr. Jasinski was employed commencing April 29, 1998 and Mr. German was employed commencing December 5, 1994.

     Messrs. von Schack, Jasinski, German, Kump and Rude have 4, 3, 18, 14, and 24 credited years of service, respectively, under the Retirement Benefit Plan and Supplemental Executive Retirement Plan.

EMPLOYMENT, CHANGE IN CONTROL AND OTHER ARRANGEMENTS

     Energy East has entered into employment agreements with Messrs. von Schack, Jasinski and German, each for a term ending May 18, 2004. Mr. von Schack's agreement provides for his employment as Chairman, President and Chief Executive Officer of Energy East, Mr. Jasinski's agreement provides for his employment as Executive Vice President and General Counsel of Energy East and Mr. German's agreement provides for his employment as Senior Vice President of Energy East. Each agreement provides for automatic one-year extensions unless either party to an agreement gives notice that such agreement is not to be extended. Each agreement was unanimously approved by the board of directors and provides for, among other things, a base salary of $700,000 for Mr. von Schack, $425,000 for Mr. Jasinski and $425,000 for Mr. German, subject to increase by the board of directors, and in the case of Mr. von Schack, the payment of the annual premium on a life insurance policy (the "Life Insurance Policy") on his life and a special bonus of $700,000 payable in 2001. The agreements also provide for eligibility for participation in Energy East's or NYSEG's other compensation and benefit plans and for certain payments in the event of the termination of employment due to disability.

     The agreements provide that, if the officer's employment is terminated either by Energy East without cause or by the officer for good reason, he will receive a lump-sum payment equal to three times the sum of (i) his then-annual base salary and (ii) the average of the three most recent awards earned under the Annual Executive Incentive Plan. In the event of such termination, the officer's life (other than the Life Insurance Policy), disability, accident and health insurance benefits will continue for a period of thirty-six months, and, in the case of Mr. von Schack, Energy East will make a lump-sum premium payment so that no future premiums are due on the Life Insurance Policy. In addition, the executive will receive an amount equal to all earned but unpaid awards under the Annual Executive Incentive Plan and a pro rata portion of any award under the Annual Executive Incentive Plan with respect to the year in which the termination occurs, provided, however, that payments made pursuant to the agreements will be reduced by any payments made under the Annual Executive Incentive Plan in the event a change in control occurs during such year. Also, in the event of such termination, the officer will be given additional age credit and maximum service credit under the Supplemental Executive Retirement Plan and the present value of any Supplemental Executive Retirement Plan benefits will be paid in a lump sum to the officer, unless the officer elects to receive such Supplemental Executive Retirement Plan benefits in the manner provided in the Supplemental Executive Retirement Plan. In the event that any payments made under the agreement or otherwise would subject the officer to federal excise tax or interest or penalties with respect to such federal excise tax, he will be entitled to be made whole for the payment of any such taxes, interest or penalties.

     Messrs. Kump and Rude each have a severance agreement in order to provide for certain payments if, generally, within two years following a change in control of Energy East, the individual's employment is terminated either by his employer without cause or by the individual for good reason. The severance agreements have terms ending on December 31, 2002 with automatic one-year extensions unless either party to an agreement gives notice that the agreement is not to be extended. The benefits consist of a lump-sum severance payment equal to two times the sum of (i) the individual's then-annual base salary, and (ii) any award under the Annual Executive Incentive Plan with respect to the year immediately preceding the year in which the termination occurs. In the event of such termination, the individual's life, disability, accident and health insurance benefits will continue for a period of twenty-four months and the individual will receive an amount equal to all earned but unpaid awards under the Annual Executive Incentive Plan and a pro rata portion of any award under the Annual Executive Incentive Plan with respect to the year in which the termination occurs, provided, however, that there shall be no duplication of payments made pursuant to his agreement and the Annual Executive Incentive Plan. Also, in the event of such termination, the individual will be given additional age and service credit under the Supplemental Executive Retirement Plan. In the event that any payments made on account of a change in control of Energy East, whether under the agreement or otherwise, would subject the individual to federal excise tax or interest or penalties with respect to such federal excise tax, the individual will be entitled to be made whole for the payment of any such taxes, interest or penalties. Messrs. Kump and Rude also have entered into Employee Invention and Confidentiality Agreements. The agreements provide for, among other things, payments (up to one year's salary) and certain health insurance premiums in the event that their employment is terminated whether voluntarily or involuntarily, and the noncompetition and nonsolicitation provisions of the agreement prevent them from obtaining other appropriate employment, so long as they are not entitled to receive payments under their severance agreements.

     In the event of a change in control of Energy East, participants in the Annual Executive Incentive Plan will be paid an amount which includes all earned but unpaid awards, a pro rata portion of any award with respect to the year in which such change in control occurs and an additional payment at the end of the year in which such change in control occurs, to the extent that the award earned under the normal terms of the Annual Executive Incentive Plan exceeds the amount paid upon such change in control. In addition, participants in the Long-Term Executive Incentive Share Plan will be paid an amount which includes (i) the payment of awards for all cycles in progress at the time of such change in control, computed and paid out in full (rather than pro rata) and based on the assumption that Energy East's performance was at the 50th percentile; and (ii) any amounts earned under the normal terms of the Long-Term Executive Incentive Share Plan through the end of each performance cycle, to the extent those amounts exceed the amounts paid at the time of such change in control. All change in control payments under the Long-Term Executive Incentive Share Plan are to be valued based on the change in control price of Energy East's common stock. After a change in control of Energy East, officers and certain key employees of Energy East and certain subsidiaries who qualify, and whose employment is terminated at age 55 or later, other than for cause, shall receive a total retirement benefit as determined under the Supplemental Executive Retirement Plan.

     The Executive Compensation and Succession Committee of the board of directors in its discretion may take certain actions in order to preserve, in the event of a change in control of Energy East, a participant's rights under an award issued pursuant to the 1997 Stock Option Plan, the 2000 Stock Option Plan or the Restricted Stock Plan.

     Grantor trusts have been established to provide for the payment of certain employee and director benefits, including severance benefits that might become payable after a change in control of Energy East.

DIRECTORS' COMPENSATION

     Directors of Energy East, other than officers of Energy East or officers of any subsidiary of Energy East, receive an annual retainer of $22,000, plus $1,000 for each directors' and committee meeting attended. The chairperson of each standing committee receives additional compensation of $2,500 for serving as chairperson of such committee. Under the terms of the Deferred Compensation Plan for Directors, directors can elect to defer a portion or all of their compensation. Such deferred compensation, together with interest thereon, is payable in a lump sum or over a period of years following retirement as a director.

     Pursuant to the Director Share Plan for Directors, persons who are non-employee directors are eligible for certain benefits to be paid upon their ceasing to serve as directors of Energy East. On each January 1, April 1, July 1, and October 1, all non-employee directors receive 400 phantom shares pursuant to the Director Share Plan. Phantom shares granted earn dividend equivalents in the form of additional phantom shares. Upon a director ceasing to serve as a director of Energy East, cash payments representing the value of the phantom shares held by the director are to be made to the director. The value of the phantom shares is to be determined by multiplying the number of phantom shares by the average of the daily closing prices of Energy East's shares for the five trading days preceding the date the director ceases to serve as a director. Under the terms of the Deferred Compensation Plan for the Director Share Plan, a director may defer a portion or all of the cash payment to be made under the Director Share Plan over a period of years following the director's ceasing to serve as a director.